Pzena Investment Management, Inc.
320 Park Avenue
New York, New York 10022

November 9, 2017

VIA EDGAR

Ms. Livingston
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request; Pzena Investment Management, Inc.
Registration Statement on Form S-3
(File No. 333-221340)

Dear Ms. Livingston:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Pzena Investment Management, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-221340) (the “Registration Statement”) be accelerated so that it will become effective no later than 4:00 p.m. Washington, D.C. time on Tuesday, November 14, 2017, or as soon thereafter as practicable.

The Company confirms that:

(i)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to me at (212) 583-1291 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Sincerely,
PZENA INVESTMENT MANAGEMENT, INC.

By: /s/ Joan Berger
Name: Joan Berger
Title: General Counsel